                                                              Exhibit I

PRESS RELEASE (For Immediate Release)                 November 16, 1998


                      SPARKLING SPRING WATER GROUP LIMITED
                    ANNOUNCES 3RD QUARTER FINANCIAL RESULTS
                          (ALL CURRENCY AMOUNTS IN $US)


VANCOUVER, B.C. ---- Sparkling Spring Water Group Limited released financial results for the third quarter ended September 30, 1998. Revenues increased by 43.4% to $16.5 million from $11.5 million in the twelve-week year ago period. Including a charge of $1.8 million, principally for costs incurred to integrate its 1998 acquisitions into the Company's operations, operating income decreased by $1.3 million or 54.2% to $1.1 million. Excluding this charge, operating income would have increased by $486,000 or 19.7% over the 1997 period. Primarily as a result of this charge the Company recorded a net loss of $462,000.

Excluding the $1.8 million acquisition charge, the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") was $4.9 million or 34.5% greater than the twelve-week period ended September 30, 1997. Separate from the $1.8 million acquisition charge, during the quarter the Company also increased reserves for obsolete inventory by $100,000 (included in Cost of Sales), and for bad debt by $475,000 (included in Selling, Delivery and Administrative expense). See accompanying financial tables for the third quarter "Table 1" and nine month results "Table 2".

The Company believes the third quarter of 1998 is not necessarily comparable to the 1997 period. In 1998, the Company changed its internal reporting timeframe from the thirteen four-week periods used in 1997 to twelve monthly periods. As a result, the 1998 third quarter reporting period included 63 delivery days versus 55 delivery days in the 1997 twelve-week reporting period, an increase of 14.5%. The Company also acquired several business operations since the 1997 reporting period which increased the 1998 results. In addition, as outlined above, in the third quarter of 1998 the Company took a charge for various costs related to acquisitions acquired in 1998 concerning facility closures, route blending, computer conversions, severance, relocation and other costs. Included in this charge is $125,000 of expenses incurred for a proposed 1998 acquisition that will not be completed.


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Page 2: SSWGL Press Release

On a pro-forma basis (assuming that all operations owned during the third quarter 1998 were owned for the same period last year) the Company achieved third quarter comparable revenue growth of approximately 10 %. The Company's pro-forma 5-gallon unit sales growth was approximately 16% and customer base increased approximately 18% on a year over year basis. In addition, during the 1998 third quarter, the Company added (excluding business acquisitions) approximately 8,000 net new customer locations. Inclusive of acquisitions, the Company ended the quarter with approximately 154,000 customer locations of which approximately 81% were rental locations. This represents a 34% increase in customer locations since December 31, 1997.

The Company's gross profit margin increased in the third quarter of 1998 to 82.8% from 80.7% in the 1997 period. This was due to a lower percentage mix of both lower margin small pack sales (1 gallon and 2.5 gallon) and other lower margin products including cups and coffee. In addition, the Company experienced improved efficiencies in the production of its main package, 5 & 6 gallon returnable containers for its home and office business. These improvements were offset somewhat by the $100,000 reserve for obsolete inventory which reduced the Company's third quarter gross profit margin by 0.6%.

Selling, Delivery and Administrative expense as a percentage of revenue increased in the third quarter of 1998 by 4.1% to 53.3% from 49.2% in the 1997 period. This increase was due to increased reserves for bad debt of $475,000 (2.9%) as well as significant increases in marketing expenditures to fund the strong customer growth and increased administrative charges particularly in corporate personnel and computer systems.

The net loss of $462,000 for the quarter was primarily the result of the acquisition charge and increased bad debt and obsolete inventory reserves. These charges were partially offset by benefits accrued in relation to the Company's cross currency debt swaps. The increased value of the swaps reduced interest expense by approximately $1.4 million in the quarter and $2.7 million in the nine-months. After the end of the third quarter the Company closed out its Canadian currency swap realizing cash proceeds of approximately $3.4 million. Excluding the impact of this benefit, the Company would have recorded significantly higher interest expense on significantly higher debt levels incurred to finance acquisitions and complete the reorganization of the Company implemented last November. The Company also had a higher average interest rate on its debt due to the issuance of its 11.5% Senior Subordinated Notes last November.


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Page 3: SSWGL Press Release

The Company had approximately $6.8 million in cash and cash equivalents at the end of the third quarter. It is anticipated that this cash will be used primarily for acquisitions and capital investment in the Company's existing operations.

According to Stewart Allen, Sparkling Spring's President, "Our operating performance, excluding the charge related to acquisitions, was negatively impacted by 1) the high level of marketing and distribution costs to support our strong customer growth and 2) investment in additional executive staffing to manage the larger enterprise. We are hopeful that these expenditures will be sufficient to allow us to manage a significantly larger business in the future. We were pleased with our organic growth of 8,000 net new customer locations, a record quarter for the Company. This was achieved despite below plan performance in England where we had a difficult quarter all around. I am pleased to report that our strong organic customer growth combined with the Springfield acquisition at the end of August has caused Sparkling Spring to surpass 150,000 customer locations during the third quarter".

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment now serving over 155,000 customer locations. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" and "Springfield Water" in British Columbia Canada, "Cullyspring" and "Crystal Springs" in Washington State and "Crystal Springs" in Oregon State.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Reform Act of 1995, which are inherently subject to various risks and uncertainties. These include, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company, (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations,


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Page 4: SSWGL Press Release

controlling costs and maintaining effective quality and inventory controls);
(vi) the market for attractive acquisitions in the bottle water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; and (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

CONTACT:

K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
200 Sea Pines Rd
Bellingham, WA 98226
360-671-2602
Fax:  360-671-2604

                                      TABLE 1

                        SPARKLING SPRING WATER GROUP LIMITED

                        CONSOLIDATED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED SEPTEMBER 30, 1998
                                 (US $ IN THOUSANDS)


                                                      3 MONTHS ENDED         % OF        12 WEEKS ENDED      % OF       % CHANGE
                                                    SEPTEMBER 30, 1998     REVENUES    SEPTEMBER 30, 1997  REVENUES     98 VS 97
                                                    ------------------    ---------    ------------------  --------     --------
REVENUE:
   WATER                                            $           10,646        64.6%    $            7,211     62.7%        47.6%
   RENTAL                                                        3,868        23.5%                 2,790     24.3%        38.6%
   OTHER                                                         1,974        12.1%                 1,496     13.0%        31.9%
                                                    ------------------                 ------------------
          TOTAL REVENUE                                         16,488       100.0%                11,497    100.0%        43.4%

COST OF SALES:
   WATER                                                         1,965        11.9%                 1,476     12.8%        33.1%
   OTHER                                                           871         5.3%                   745      6.5%        16.9%
                                                    ------------------                 ------------------
          TOTAL COST OF SALES                                    2,836        17.2%                 2,221     19.3%        27.7%

GROSS PROFIT                                                    13,652        82.8%                 9,276     80.7%        47.2%

EXPENSES:
   SELLING, DELIVERY & ADMIN.                                    8,783        53.3%                 5,657     49.2%        55.3%
   ACQUISITION INTEGRATION CHARGE (1)                            1,825        11.1%                     0      0.0%          N/A
   DEPRECIATION & AMORTIZATION                                   1,912        11.6%                 1,148     10.0%        66.6%
                                                    ------------------                 ------------------

OPERATING PROFIT                                                 1,132         6.8%                 2,471     21.5%       (54.2%)

INTEREST EXPENSE (2)                                             1,694        10.3%                 1,172     10.2%        44.5%
                                                    ------------------                 ------------------

INCOME BEFORE INCOME TAXES                                        (562)       (3.4%)                1,299     11.3%          N/A

PROVISION FOR INCOME TAXES                                        (100)       (0.6%)                  547      4.8%          N/A
                                                    ------------------                 ------------------

NET INCOME / (LOSS)                                 $             (462)       (2.8%)   $              752      6.5%          N/A
                                                    ------------------                 ------------------
                                                    ------------------                 ------------------

"EBITDA" (Includes add back of Acquisition Charge)  $            4,869        29.5%    $            3,620     31.5%        34.5%

DELIVERY DAYS                                                       63                                 55                  14.5%

EXCHANGE RATES - AVERAGE
-------------------------------
English Pound                                                   1.6535                             1.6252                   1.7%
Canadian Dollar                                                 0.6603                             0.7221                  (8.6%)

EXCHANGE RATES - ENDING
-------------------------------
English Pound                                                   1.6995                             1.6117                   5.4%
Canadian Dollar                                                 0.6552                             0.7234                  (9.4%)

(1) Includes expenses related to the closing of acquired facilities, blending of delivery routes, conversion of computer systems, severance, relocation and other costs related to the acquisitions completed in 1998.
(2) Interest Expense was reduced in the 1998 3rd quarter by $1,427 due to the increase in the net value of the Company's currency swaps from fluctuating interest rates, market volatility and the drop in value of the Canadian Dollar.

                                      TABLE 2

                        SPARKLING SPRING WATER GROUP LIMITED

                        CONSOLIDATED STATEMENT OF OPERATIONS

                        NINE MONTHS ENDED SEPTEMBER 30, 1998
                                 (US $ IN THOUSANDS)

                                                      9 MONTHS ENDED         % OF        9 MONTHS ENDED      % OF       % CHANGE
                                                    SEPTEMBER 30, 1998     REVENUES    SEPTEMBER 30, 1997  REVENUES     98 VS 97
                                                    ------------------     --------    ------------------  --------     --------
REVENUE:
   WATER                                            $           27,127        63.4%    $           19,537     61.4%        38.9%
   RENTAL                                                       10,182        23.8%                 7,777     24.5%        30.9%
   OTHER                                                         5,492        12.8%                 4,484     14.1%        22.5%
                                                    ------------------                 ------------------
          TOTAL REVENUE                                         42,801       100.0%                31,798    100.0%        34.6%

COST OF SALES:
   WATER                                                         5,422        12.7%                 3,881     12.2%        39.7%
   OTHER                                                         2,313         5.4%                 1,983      6.2%        16.7%
                                                    ------------------                 ------------------
          TOTAL COST OF SALES                                    7,735        18.1%                 5,864     18.4%        31.9%

GROSS PROFIT                                                    35,066        81.9%                25,934     81.6%        35.2%

EXPENSES:
   SELLING, DELIVERY & ADMIN.                                   23,199        54.2%                16,818     53.0%        37.9%
   ACQUISITION INTEGRATION CHARGE(1)                             1,825         4.2%                     -      0.0%          N/A
   DEPRECIATION & AMORTIZATION                                   5,505        12.9%                 3,918     12.3%        40.5%
                                                    ------------------                 ------------------

OPERATING PROFIT                                                 4,537        10.6%                 5,198     16.3%       (12.7%)

INTEREST EXPENSE (2)                                             5,997        14.0%                 2,901      9.1%       106.7%
                                                    ------------------                 ------------------

INCOME BEFORE INCOME TAXES                                      (1,460)       (3.4%)                2,297      7.2%          N/A

PROVISION FOR INCOME TAXES                                        (287)       (0.7%)                1,063      3.3%          N/A
                                                    ------------------                 ------------------

NET INCOME / (LOSS)                                 $           (1,173)       (2.7%)   $            1,234      3.9%          N/A
                                                    ------------------                 ------------------
                                                    ------------------                 ------------------


"EBITDA" (Includes add back of Acquisition Charge)  $           11,867        27.7%    $            9,116     28.7%        30.2%

DELIVERY DAYS                                                      189                                189                   0.0%

EXCHANGE RATES - AVERAGE
-------------------------------
English Pound                                                   1.6510                             1.6307                   1.2%
Canadian Dollar                                                 0.6831                             0.7262                  (5.9%)

EXCHANGE RATES - ENDING
-----------------------------
English Pound                                                   1.6995                             1.6117                   5.4%
Canadian Dollar                                                 0.6552                             0.7234                  (9.4%)

(1) Includes expenses related to the closing of acquired facilities, blending of delivery routes, conversion of computer systems, severance, relocation and other costs related to the acquisitions completed in 1998.
(2) Interest Expense was reduced in the 1998 nine months by $2,749 due to the increase in the net value of the Company's currency swaps from fluctuating interest rates, market volatility and the drop in value of the Canadian Dollar.